SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Merrimac Industries, Inc.
____________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $.50 per share
____________________________________________________
(Title of Class of Securities)

59026200
____________________________________________________
(CUSIP NUMBER)

Lawrence F. Lyles
Vice President and General Counsel
Ericsson Inc.
740 East Campbell Road
Richardson, TX 75081
Tel. No. (972) 583-1374 ____________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2000
____________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 59026200	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ericsson Holding International B.V., a Netherlands corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 575,000 (includes 100,000 Merrimac Units consisting of one share of common stock and one warrant to purchase one share of common stock)
8	SHARED VOTING POWER
9	SOLE DISPOSITIVE POWER 575,000 (includes 100,000 Merrimac Units consisting of one share of common stock and one warrant to purchase one share of common stock)
10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000 (includes 100,000 Merrimac Units consisting of one share of common stock and one warrant to purchase one share of common stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 59026200	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ericsson Cables Holding AB, a Swedish corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 575,000 (includes 100,000 Merrimac Units consisting of one share of common stock and one warrant to purchase one share of common stock)
8	SHARED VOTING POWER
9	SOLE DISPOSITIVE POWER 575,000 (includes 100,000 Merrimac Units consisting of one share of common stock and one warrant to purchase one share of common stock)
10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000 (includes 100,000 Merrimac Units consisting of one share of common stock and one warrant to purchase one share of common stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 59026200	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telefonaktiebolaget LM Ericsson, a Swedish corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 575,000 (includes 100,000 Merrimac Units consisting of one share of common stock and one warrant to purchase one share of common stock)
8	SHARED VOTING POWER
9	SOLE DISPOSITIVE POWER 575,000 (includes 100,000 Merrimac Units consisting of one share of common stock and one warrant to purchase one share of common stock)
10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000 (includes 100,000 Merrimac Units consisting of one share of common stock and one warrant to purchase one share of common stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
Item 1.	Security and Issuer
Securities acquired: Shares of Common Stock, par value $.50 per share ("Common Stock")
Issuer:	Merrimac Industries, Inc., a New Jersey corporation 41 Fairfield Place West Caldwell, NJ 07006

Item 2.	Identity and Background

              This Schedule 13D is filed by (i) Ericsson Holding International B.V., a Netherlands corporation ("EHI"), (ii) Ericsson Cables Holding AB, a Swedish corporation ("ECH") and (iii) Telefonaktiebolaget LM Ericsson, a Swedish corporation ("LME"). Lawrence F. Lyles, through that certain Power of Attorney, attached hereto as Exhibit A and incorporated herein as if fully set out by reference, is authorized to execute this Schedule 13D in his capacity as attorney-in-fact.

              The business address of EHI is Ericsson Straat #2, P.O. Box 8, NL-5120 AA, Rijen, Netherlands. The business address of ECH is Cabelvagen 1, SE-82482, Hudiksvall, Sweden. The business address of LME is Telefonvagen 30, SE-12625 Stockholm, Sweden. The principal business activity of EHI, ECH and LME is telecommunications. The present principal occupations or employments of Lawrence F. Lyles is Vice President and General Counsel of Ericsson Inc., an affiliate of EHI, ECH and LME. Mr. Lyles is a citizen of the United States. Ericsson Inc. disclaims beneficial ownership of any and all of the securities of the Issuer.

              Neither EHI, ECH, LME nor any of their respective executive officers or directors nor Mr. Lyles has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

              As of October 26, 2000, EHI, ECH and LME had invested $1,280,000 in 100,000 units of the Issuer and each such unit constitutes one share of Common Stock and one warrant to purchase Common Stock, as described below in Item 5. The source of these funds was working capital. As previously reported on a Schedule 13G filed with the Securities and Exchange Commission on May 10, 2000, EHI, ECH and LME previously acquired 375,000 shares of the Issuer's Common Stock.

Item 4.	Purpose of the Transaction

              Each of EHI, ECH and LME acquired shares of Common Stock for portfolio investment purposes and, except as described below, do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. EHI, ECH and LME reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of EHI, ECH and LME's general investment and trading policies and market conditions.

None of EHI, ECH and LME have present plans or proposals which would result in any of the following:
1)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2)	any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
3)	any change in the present board of directors or management of the Issuer;
4)	any material change in the present capitalization or dividend policy of the Issuer;
5)	any other material change in the Issuer's business or corporate structure;
6)	any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8)	causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
9)	any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

              (a)     As of October 26, 2000, each of EHI, ECH and LME beneficially own 575,000 shares of Common Stock of the Issuer, which represents 21.7% of the Issuer's outstanding shares of Common Stock, which percentage was calculated by dividing (i) 575,000 shares of Common Stock owned by EHI, ECH and LME (assuming exercise of the warrants underlying the Units), by (ii) 2,651,157 shares of Common Stock outstanding as of October 26, 2000, assuming exercise of the warrants underlying the Units and based upon the Issuer's Form 10-Q for the period ended June 30, 2000, the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 26, 2000, and certain representations and warrants made by the Issuer. The 575,000 shares described above are beneficially owned by EHI, ECH and LME.

(b) EHI, ECH and LME have the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 575,000 shares of Common Stock of the Issuer.
(c) The transactions in the Issuer's securities by EHI, ECH and LME during the last sixty days are listed as Annex A attached hereto and made a part hereof.
(d) Not Applicable.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7.	Material to be Filed as Exhibits
Not Applicable.

ANNEX A

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)

October 26, 2000	Buy	100,000 units consisting of one share of Common Stock and one warrant to purchase Common Stock	$12.80

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2000

Ericsson Holding International B.V., a Netherlands corporation
By:	/s/ Lawrence F. Lyles Lawrence F. Lyles, Attorney-in-Fact

Ericsson Cables Holding AB, a Swedish corporation

By:	/s/ Lawrence F. Lyles Lawrence F. Lyles, Attorney-in-Fact

Telefonaktiebolaget LM Ericsson, a Swedish corporation

By:	/s/ Lawrence F. Lyles Lawrence F. Lyles, Attorney-in-Fact